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As filed with the Securities and Exchange Commission on January 17, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Monolithic System Technology, Inc.
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK
par value $0.01 per share
(Title of Class of Securities)

609842109
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Chester J. Silvestri, Chief Executive Officer and President
Monolithic System Technology, Inc.
755 N. Mathilda Avenue
Sunnyvale, California 94085
(408) 731-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Alan B. Kalin
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
Telephone: (650) 849-4400
Facsimile: (650) 849-4609

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,622,034	$173.56

*
Calculated solely for purposes of determining the filing fee. This amount assumes that 284,318 shares of Restricted Common Stock of Monolithic System Technology, Inc. having an aggregate value of $1,622,034 as of December 13, 2005 will be issued upon surrender for cancellation of options to purchase 1,276,429 shares of common stock. The value of the transaction was calculated using the proposed exchange ratios and the average of the high and low prices for Monolithic System Technology, Inc. Common Stock on December 13, 2005.

**
$107.00 per $1,000,000 of the aggregate offering amount (or .000107 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #5, released November 23, 2005. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on December 14, 2005.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO INTRODUCTORY STATEMENT

        This is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 14, 2005, as amended, in connection with our offer of restricted stock upon surrender for cancellation of certain outstanding options, upon the terms and subject to the conditions set forth in the Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005, as amended. This amendment's sole purpose is to report the results of the tender offer.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4(a) of the Schedule TO, as amended, is hereby further amended and supplemented to add the following:

        The Offer expired at midnight, Pacific Time, on Friday, January 13, 2006. The Eligible Participants elected to surrender for cancellation an aggregate of approximately 318,054 shares of Common Stock underlying Eligible Options and will receive an aggregate of approximately 76,654 shares of restricted Common Stock. The value of our Common Stock on the Offer Termination Date was $5.91 per share. We have already or will promptly send each participating employee whose options have been accepted for cancellation an Electronic Confirmation of Participation in the Offer, substantially in the form attached hereto as Exhibit 99.(a)(1)(N).

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)*
Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005.
99.(a)(1)(B)*	Form of Communication of Meeting to Employees.
99.(a)(1)(C)*	Form of Election Form (included under Exhibit 1 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(D)*	Form of Notice of Change in Election from Accept to Reject (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(E)*	Form of Notice of Change in Election from Reject to Accept (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(F)*	Form of Electronic Confirmation of Election Form(s)/Notice of Change in Election Form.
99.(a)(1)(G)*	Form of Electronic Reminder to Employees.
99.(a)(1)(H)
Monolithic System Technology, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(I)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(J)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 (Commission file No. 000-32929), and incorporated herein by reference.

99.(a)(1)(K)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(L)**
Amendment to Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005.
99.(a)(1)(M)**	Form of Electronic Reminder Notice of Amendment to the Offer.
99.(a)(1)(N)	Form of Electronic Confirmation of Participation in the Offer.
99.(b)	Not applicable.
99.(d)(1)
1996 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, originally filed August 4, 2000, declared effective June 27, 2001 (Commission file No. 333-43122)).
99.(d)(2)
Monolithic System Technology, Inc. Amended and Restated 2000 Stock Option and Equity Incentive Plan (incorporated by reference to the Company's proxy statement on Schedule 14A filed on October 7, 2004 (Commission File No. 000-32929) ).
99.(d)(3)*	Form of Restricted Stock Agreement (included under Exhibit 2 of Exhibit 99.(a)(1)(A)).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 14, 2005.

**
Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 6, 2006.

[Remainder of this page intentionally left blank.]

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2006

MONOLITHIC SYSTEM TECHNOLOGY, INC.
By:	/s/ CHESTER J. SILVESTRI Name: Chester J. Silvestri Title: Chief Executive Officer and President

3

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)*
Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005.
99.(a)(1)(B)*	Form of Communication of Meeting to Employees.
99.(a)(1)(C)*	Form of Election Form (included under Exhibit 1 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(D)*	Form of Notice of Change in Election from Accept to Reject (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(E)*	Form of Notice of Change in Election from Reject to Accept (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(F)*	Form of Electronic Confirmation of Election Form(s)/Notice of Change in Election Form.
99.(a)(1)(G)*	Form of Electronic Reminder to Employees.
99.(a)(1)(H)
Monolithic System Technology, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(I)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(J)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(K)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(L)**
Amendment to Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005.
99.(a)(1)(M)**	Form of Electronic Reminder Notice of Amendment to the Offer.
99.(a)(1)(N)	Form of Electronic Confirmation of Participation in the Offer.
99.(b)	Not applicable.
99.(d)(1)
1996 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, originally filed August 4, 2000, declared effective June 27, 2001 (Commission file No. 333-43122)).

4

99.(d)(2)
Monolithic System Technology, Inc. Amended and Restated 2000 Stock Option and Equity Incentive Plan (incorporated by reference to the Company's proxy statement on Schedule 14A filed on October 7, 2004 (Commission File No. 000-32929)).
99.(d)(3)*	Form of Restricted Stock Agreement (included under Exhibit 2 of Exhibit 99.(a)(1)(A)).
99.(g)	Not applicable.
99.(h)	Not applicable.

*
Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on December 14, 2005.

**
Previously filed as an exhibit to Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on January 6, 2006.

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CALCULATION OF FILING FEE
TABLE OF CONTENTS
SCHEDULE TO INTRODUCTORY STATEMENT
SIGNATURE
INDEX OF EXHIBITS